Filed by BTU International, Inc.

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BTU International, Inc.

Commission File No.: 000-17297

The following is a presentation to attendees at Needham & Company’s 17th Annual Growth Conference in New York, on Tuesday, January 13, 2015, at the New York Palace Hotel.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Amtech Systems, Inc. (“Amtech”) and BTU International, Inc. (the “Company”) filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), containing a joint proxy statement/prospectus, relating to the proposed merger. The Company and Amtech also intend to file other relevant documents relating to the proposed merger with the SEC. The proposals for the proposed merger will be made solely through the joint proxy statement/prospectus, which was filed on December 23, 2014 with the SEC. THE COMPANY AND AMTECH URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, AMTECH AND THE PROPOSED MERGER.

Investors and shareholders of the Company and Amtech will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company will be available free of charge on the investor relations portion of the Company’s website at www.btu.com. Documents filed with the SEC by Amtech will be available free of charge on the investor relations portion of the Amtech website at www.amtechsystems.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of the Company or Amtech. The Company and its directors and executive officers, and Amtech and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Company and Amtech common stock in respect of the proposed merger and the transactions contemplated thereby. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2014 annual meeting of stockholders, which was filed with the SEC on April 14, 2014. Information about the directors and executive officers of Amtech is set forth in the proxy statement for Amtech’s 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014. Investors and shareholders can obtain more detailed information regarding the direct and indirect interests of the Company’s and Amtech’s directors and executive officers in the proposed merger by reading the joint proxy statement/prospectus and any other relevant documents filed with the SEC.

Paul van der Wansem, Chairman and CEO Peter Tallian, COO © Copyright 2015 BTU International Needham Growth Conference 2015

This presentation, other than historical financial information, contains express or implied forward-looking statements regarding future business prospects.
Such statements are made pursuant to the “safe harbor” provisions established by the federal securities laws, and are based on the current assumptions and expectations of the company’s management. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to, risks related to the company's pending merger with
Amtech, the timely availability and acceptance of new products, general market conditions governing supply and demand, the impact of competitive products and pricing and other risks detailed in the company’s filings with the Securities and Exchange Commission. Accordingly, you should not place undue reliance on any forward-looking statements. The company anticipates that subsequent events and developments may cause management's views to change, however, it assumes no responsibility to update the information contained in this presentation.
This presentation and the information contained herein is the property of
BTU International, Inc.
© Copyright 2015 BTU International
Safe Harbor Statement

© Copyright 2015 BTU International
Corporate Facts
•
BTU Background
•
Thermal process equipment
for in-line, high volume mfg.
• Founded in 1950
• Public since 1989
(NASDAQ: BTUI)
•
Headquarters in Billerica, MA
• Manufacturing and engineering
in
US
and
China
• Worldwide sales and support
• 285 employees worldwide
•
Revenue FY 2010, $81.6M
FY 2011, $76.1M
FY 2012, $58.1M
FY 2013, $47.8M
FY 2014, $44.0 M- 9m
11%
25%
64%
Asia
Americas
Europe
2014E Shipments by Territory

Inventec

Micron

Celestica

DELPHI

SAMSUNG

CHEIL INDUSTRIES INC.

EMERSON

SPIL

Mektec

CEEG

Seagate

YINGLI SOLAR | Power Your Life

htc

Hanwha SolarOne

Honeywell

ichia

FLEXTRONICS

DUPONT

SanDisk

NSP NEO SOLAR POWER

SEL

MFLEX Smaller, Smarter Elec

HYUNDAI HEAVY INDUSTRIES CO.,LTD.

lenovo

QUALCOMM

ASE GROUP

Continental

Trina

Amkor Technology

SUNTECH

Heraeus

中国核工业集团公司 China National Nuclear Corporation

KAZATOMPROM NATIONAL ATOMIC COMPANY

TRW

CanadianSolar

BTU

BTU’s Diverse Customer Base © Copyright 2015 BTU International

$90
$80
$70
$60
$50
$40
$30
$20
$10
$-
2008
2009
2010
2011
2012
2013
2014E
Service/Parts
Other
Energy
Electronics
BTU

Business Mix (in $M) © Copyright 2015 BTU International

- Wafer bumping
- **Solder Reflow**
- Fluxing
- Vision and placement
- **Solder reflow**
- Underfill and cure

- Screen print
- Placement
- **Solder Reflow**
- Test & inspect

Electronics Value Chain – Where we Compete © Copyright 2015 BTU International Assembly Packaging Semiconductor

Electronics Market Outlook
•
2014 was a strong recovery year
•
In 2015 growth and recovery are projected to continue along with expanding global GDP
•
Packaging and assembly are expected to be particularly strong versus other segments
© Copyright 2015 BTU International
Sources: Gartner, Sept 2014
2014 2015
Global Real GDP +2.7 +3.3
U.S. Real GDP +2.2 +2.9
Elec. Equipment
1
+2.2 +2.0
SATS +7.9 +6.4
Capital Spending +11.4 +8.8
Equip. Spending +17.1 +11.3
WFE +17.6 +10.7
PAE +13.9 +14.9
ATE +16.8 +13.1
1
Production revenue

Cleaning and Texturing

**Diffusion Doping**

PSG Etch Removal

AR Coating

Screen Printing **Metallization**

Edge Isolation/Testing Sorting

Solar Value Chain
– Where we Compete
© Copyright 2015 BTU International
Module Cell Ingot/Wafer Silicon
Source: Solarbuzz & BTU estimate,
Sept. 2014
Mkt Size:  $90M
Mkt Size:  >$30M
BTU Meridian In-line Diffusion System
BTU Metallization Drying and Firing
$0.8 to $1M  ASP
BTU Advanced Cell Processing
Annealing/Advanced Metallization
$200 to $400K ASP
$150 to $300K ASP

# ESTIMATED COST OF ELECTRICITY GENERATION

Cost ($/kWh)
$0.70/kWh
$0.60/kWh
$0.50/kWh
$0.40/kWh
$0.30/kWh
$0.20/kWh
$0.10/kWh
$0.00/kWh
1990
1995
2000
2005
2010
2015
2020
Electricity from Coal
Electricity from Oil
PV LCOE (unsubsidized)
5% CAAGR
1% CAAGR
$50/brl

*Note: PV LCOE assumes energy yield of 1.4kWh/Wp per year.*
*Oil and coal assume 80% capacity factor and no fuel taxes. All values indicative only, with wide variability.*
*January 2015*

Solar is Becoming Cost Competitive © Copyright 2015 BTU International Source: Prismark Partners, 2015

Nuclear Fuel
•
High volume, high temperature processing of nuclear fuels
• BTU customers include most major nuclear fuel producers
• Over 60 units shipped for high volume production of Uranium Oxide (UO
3
) fuel
• Requires ultra-high temperature (1800 C) and very precise process atmosphere
•
China, Russia, India: building > 45+ new nuclear reactors
•
US & Europe: limited expansion
•
Increasing energy source in high growth economies
Nuclear pellet, rod and bundle
© Copyright 2015 BTU International

$ millions
90
80
70
60
50
40
30
20
10
0
2008
2009
2010
2011
2012
2013
9 mo-
2014

Net Sales © Copyright 2015 BTU International

Financial Highlights
($ millions except per share data)
© Copyright 2015 BTU International
2009 2010 2011 2012 2013 9 m-2014
Net Sales $45.1 $81.6 $76.1 $58.1 $47.8 $44.0
Gross Margin % 27.5 41.4 37.5 28.4 30.8% 38.9%
S, G & A 19.0 23.1 22.7 21.0 19.8 14.6
R, D & E 6.9 6.6 7.1 5.5 4.6 3.2
Restructuring 0.4 0.4
Net Income/loss (14.6) 2.2 (2.7) (11.0) (11.5) (1.2)
Income/loss per
share
(1.58) 0.24 (0.29) (1.16) (1.20) (0.12)
Cash 25.4 22.8 18.9 20.2 14.0 10.4
Stockholders’
Equity
35.7 39.8 39.5 29.5 18.9 18.1

Summary
•
“The Foundation” - Electronics
•
Strong global brand name and customer base
•
Established infrastructure
to support growth
• Additional market penetration in – low cost consumer segment
•
“Growth opportunity ” - Solar 2015+
•
•
Increased throughput
and cell efficiencies
lower cost/watt
•
“Largely Asian Opportunities” – Nuclear
•
“The Back Bone”
•
Thermal & process-gas
expertise and innovation
•
High volume, continuous processing
•
Operational excellence and manufacturing footprint in USA & China
•
Strong Worldwide / Asian customer base
© Copyright 2015 BTU International
New products for - Metallization and Anneal

OUR BEST WISHES AND SUCCESS IN

# 2015

CELEBRATING OUR 65TH YEAR IN SERVING OUR CUSTOMERS

© Copyright 2015 BTU International - Thank you -